Mail Stop 6010

July 27, 2006

Jackie You Kazmerzak
Chief Financial Officer
Diguang International Development Co., Ltd.
8th Floor, Building 64,
Jinlong Industry District Majialong,
Nanshan District, Shenzhen, PRC

> **Re: Diguang International Development Co., Ltd.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 8-K dated and filed on March 21, 2006**
> **Form 8-K/A dated March 21, 2006 and filed on April 21, 2006**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **File No. 333-69270**

Dear Ms. Kazmerzak:

We have reviewed your response letter dated July 20, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 8-K dated March 21, 2006

Item 9.01 Financial Statements and Exhibits

Unaudited Pro Forma Combining Financial Statements, page 70

1.   A reverse merger between a public shell and a private operating company
        accounted for as a recapitalization of the private company is not a business
        combination under SFAS 141 or for purposes of Item 310 of Regulation S-B.
        Accordingly, pro forma financial statements are not required and should not
        normally be presented for such transactions. Since you have elected to amend the
        Form 8-K dated March 21, 2006 it appears that you should delete the pro forma
        data. Please revise or further advise.

Audited Financial Statements, beginning on page F-1

Consolidated Statements of Cash Flows, page F-6

2.   We see changes to several amounts and sub-totals presented in the statement of
        cash flows for 2005. Please label the restated column as "restated." Please also
        add footnote disclosure that explains the reasons for each change and that
        reconciles amounts as "previously reported" to amounts as "restated." Refer to
        SFAS 154. Please note that corrections of errors should also normally be referred
        to in the audit report. Other than with respect to the audit report, this comment
        also applies to the proposed amendment to the March 2006 Form 10-QSB.

3.   We refer to your response to comment 13. You indicate that the Song brothers
        transferred the backlight business from Diguang Electronics (HK) to Diguang
        Science and Technology in November 2003 and that the two entities were under
        common control. You also indicate that Diguang Electronic (HK) continued to
        collect receivables and pay accounts payable for pre-existing contracts on behalf
        of the transferred business. Operating cash flows generally arise from producing
        and delivering goods and services.   These collections and payments appear to
        have arisen from operating transactions; and, it is not clear why the transfer of the
        business between parties under common control would impact classification on
        the cash flow statement. Accordingly, please further explain why these
        transactions are not operating for purposes of the consolidated statements of cash
        flows. Support your conclusions with specific analysis of the requirements of
        SFAS 95.

Amendment No. to Form 10-QSB as of March 31, 2006

4.   We refer to your response to Comment 18. We see your response; however, it continues to be unclear whether the accounting for costs of the reverse merger and costs of the private placement are appropriate under US GAAP. The costs of the reverse merger and the costs of the private placement should be accounted for separately. In that regard, an operating company's reverse acquisition with a non-operating company having some cash is viewed as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, we believe transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense. As well, costs capitalized in connection with a sale of stock for cash should only include direct incremental costs and should not include items normally included in general and administrative expenses or other recurring costs, such as audit fees. Refer to SAB Topic 5-A.

Please provide us a schedule of the components of the (1) $310,718 identified as "Offsetting deferred offering expenses" and the (2) $1.86 million offset against the private placement proceeds. Identify the amount, the date, the payee and the nature of the cost. Clearly distinguish cash and non-cash amounts; and, describe the consideration for non-cash amounts. Further explain how your accounting for these costs is appropriate in US GAAP. We may have further comment upon review of your response.

5.   We refer to your response to comment 21. The recapitalization transaction would not be a business combination under SFAS 141. EITF 95-8 applies to contingent consideration paid to shareholders of an acquired enterprise. In your transaction, Diguang shareholders are the acquirers for accounting purposes. Accordingly, accounting under EITF 95-8 does not appear appropriate in your circumstances. Please explain why the incentive plan should not be accounted for under SFAS 123(R). If you conclude that SFAS 123(R) is the appropriate guidance, further explain how your accounting is appropriate under SFAS 123(R). Please be detailed and specific.

6.   In light of the significant changes to the statement of cash flows presented in the Form 10-QSB, please tell us how you were able to conclude that disclosure controls and procedures are effective as of March 31, 2006. Please note that you should make disclosure about the nature and status of any material weaknesses under Item 3.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant